UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ---------------

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934





                               Sequenom, Inc.
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                              (Name of Issuer)



                  Common Stock, Par Value $.001 Per Share
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                       (Title of Class of Securities)


                                817337 10 8
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                               (CUSIP Number)



                             February 14, 2002*
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          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

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CUSIP No. 817337 10 8
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Raddison Trustee Limited
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /_/
                                                                       (b) /X/
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3        SEC USE ONLY
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4        CITIZENSHIP OR PLACE OF ORGANIZATION
             Cook Islands
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       NUMBER OF
         SHARES            5    SOLE VOTING POWER
      BENEFICIALLY              3,120,972
        OWNED BY           ----------------------------------------------------
          EACH               6    SHARED VOTING POWER
       REPORTING                  -0-
         PERSON            ----------------------------------------------------
          WITH               7    SOLE DISPOSITIVE POWER
                                  3,120,972
                           ----------------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                  -0-
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,120,972
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                                                                        /_/
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.4%
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12       TYPE OF REPORTING PERSON
         CO
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     *   This Schedule 13G is being filed pursuant to Rule 13d-1(c) of the
         Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"). Raddison Trustee Limited ("Raddison") and Genelink Holdings Limited ("Genelink") previously reported their beneficial ownership in shares of Sequenom common stock on a
         Schedule 13D filed on October 2, 2001 and amended on November 9,
         2001. Subequent to the November 9, 2001 filing, Genelink disposed of 370,000 shares or approximately 1.0% of the outstanding shares of Sequenom common stock on several days during November, December and February. This Schedule 13G, which reflects such disposition, is not required under Rule 13d-2(a) of the Act.



Item 1(a).    Name of Issuer

                  Sequenom, Inc. (the "Issuer" or the "Company")

Item 1(b).    Address of Issuer's Principal Executive Offices:

                  3595 John Hopkins Court, San Diego, CA 92121

Item 2(a).    Name of Person Filing:

                  This Schedule is filed by Raddison Trustee Limited.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

                  The principal business addresses of each executive officer and director of Raddison is as follows:

                  Director:    Ms. Linda Gygax
                  Address:     Bonhote Trust SA, 16 rue du Bassin/Quai
                               Ostervald, 2001 Neuchatel,
                               Switzerland

                  Director:    Ms. Denise Zwahlen
                  Address:     Bonhote Trust SA, 16 rue du Bassin/Quai
                               Ostervald, 2001 Neuchatel,
                               Switzerland

Item 2(c).        Place of Organization or Citizenship:

                  Director:      Ms. Linda Gygax
                  Citizenship:   Swiss

                  Director:      Ms. Denise Zwahlen
                  Citizenship:   Swiss

Item 2(d).    Title of Class of Securities

                  Common Stock, par value $.001 per share

Item 2(e).    CUSIP Number:

                  817337 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  N/A

Item 4.       Ownership

         Genelink is the direct owner of all of the shares described in this Item 4. Raddison is the sole stockholder of Genelink and may therefore be deemed to be the beneficial owner of such shares. Raddison nonetheless disclaims beneficial ownership of such shares.

         (a)      Amount beneficially owned: 3,120,972 shares
         (b)      Percent of class: 8.4%
         (c)      Number of shares as to which such person has:
                  (i) Sole power to vote or to direct the vote 3,120,972 shares
                  (ii)  Shared power to vote or to direct the vote -0-
                  (iii) Sole power to dispose or to direct the disposition
                        of 3,120,972 shares
                  (iv) Shared power to dispose or to direct the disposition of -0-

Item 5.       Ownership of Five Percent or Less of a Class

                  N/A

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  See Exhibit.

Item 8.       Identification and Classification of Members of the Group

                  N/A

Item 9.       Notice of Dissolution of Group

                  N/A

Item 10.      Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 14, 2002
                                      ---------------------------------------
                                                   (Date)


                                      RADDISON TRUSTEE LIMITED

                                      By:  /s/ Linda Susan Gygax
                                          ___________________________________
                                      Name:  Linda Susan Gygax
                                      Title:    Director





                                  EXHIBIT

             Genelink Holdings Limited, British Virgin Islands